YE
9-1-02

02056923

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2002

Russel Metals Inc.

Suite 210, 1900 Minnesota Court, Mississauga, Ontario L5N 3C9
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.]

i:\.....\6K\Form6-k.doc

Russel Metals

NEWS

FOR IMMEDIATE RELEASE

STOCK SYMBOLS: TSX: RUS, RUS.PR.C

RUSSEL METALS INC. TO PURCHASE MILWAUKEE OPERATION FROM METALS USA, INC.

TORONTO, CANADA – September 4, 2002 – RUSSEL METALS INC. announced today that it has agreed to acquire substantially all of the assets of the Milwaukee operations of Metals USA Plates and Shapes Northcentral, Inc., a processor and distributor of carbon steel plate, bar and structural products, for approximately US $8.3 million, excluding accounts receivable. This operation was previously known as Williams Steel & Supply Co., Inc. The closing is anticipated to be September 9, 2002. The Williams Steel operation had sales of US $37.4 million for 2001.

Bud Siegel, President and CEO of Russel Metals Inc. stated, "We are extremely pleased to be acquiring Williams Steel, a leading steel service center operation based in Milwaukee, to enhance our I. Bahcall, Wisconsin operations located in Waukesha, Green Bay and Appleton."

Russel Metals is one of the largest metals distribution companies in North America. It carries on business in three metals distribution segments: service center, energy sector and import/export, under various names including Russel Metals, A.J. Forsyth, Arrow Steel Processors, B&T Steel, Bahcall Group, Baldwin International, Comco Pipe and Supply, Drummond McCall, Fedmet Tubulars, McCabe Steel, Métaux Russel, Milspec Industries Inc., Pioneer Pipe, Spartan Steel

Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

-30-

For further information, contact:
Brian R. Hedges,
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
Web site : www.russelmetals.com
e-mail: info@russelmetals.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Russel Metals Inc.
(Registrant)

Date: September 4, 2002

By: (Signed) Brian R. Hedges

Brian R. Hedges
Executive Vice President & CFO